Exhibit 99.1

Foremost Lithium to Attend Prospectors & Developers Association of Canada (PDAC) 2024 Convention

Vancouver, British Columbia – February 22, 2024 - Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce that it is participating for the final two days in the upcoming Prospectors & Developers Association of Canada (PDAC) 2024 Convention – the world’s premier mineral exploration & mining convention – taking place March 3-6, 2024 at the Metro Toronto Convention Centre (MTCC) in Toronto, Canada.

PDAC 2024 is the world’s premier mineral exploration and mining convention and the leading event for people, companies and organizations connected to mineral exploration. The annual award winning PDAC Convention in Toronto, Canada brings together up to 30,000 attendees from over 130+ countries for its educational programming, networking events and other business opportunities. Since it began in 1932, the convention has grown in size, stature and influence. Today, it is the event of choice for the world’s mineral industry hosting more than 1,100 exhibitors and 700 speakers.

Foremost Lithium will be on-site in Toronto from March 1-6 hosting meetings with industry peers, the media and qualified investors. In addition, Foremost Lithium invites shareholders as well as the investment and mining community to stop by the Company’s booth to learn more about the current ongoing drill program at the Zoro Lithium Project in Snow Lake, or learn about upcoming 2024 plans. See booth details below:

PDAC 2024 Convention: Foremost Booth Exhibition
Dates: March 5-6, 2024
Location: Metro Toronto Convention Centre in the Investor’s Exchange Building | Toronto, Canada
Booth: 2419B, Aisle 2400

"We are looking forward to attending PDAC and are excited to introduce Foremost and showcase the value inherent in our Lithium Lane properties to attendees,” Jason Barnard, President & CEO of Foremost Lithium. “We are building the foundation for success in our 2024 drilling program as we advance project timelines at our asset rich, strategically located hard-rock lithium properties in Manitoba, Canada. We encourage all investors in attendance to visit our booth to learn more about how we are positioning Foremost to play a key role in the electrification of North America – particularly as the industry seeks to on-shore supply chains to stable markets such as Canada.”

Registration is required for conference participation. For more information or to attend the conference, please visit the PDAC 2024 Convention website.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.